Paychex, Inc.

911 Panorama Trail South

Rochester, NY 14625

(585) 385-6666

www.paychex.com

April 8, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attn:  Keira Nakada and Rufus Decker,  Division of Corporation Finance, Office of Trade & Services

RE:      Paychex, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2019

Filed July 24, 2019

File No. 000-11330

Dear Ms. Nakada and Mr. Decker:

Paychex, Inc. (the “Company”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated March 18, 2020, with respect to the above-referenced filing.  For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.

We appreciate the comments made by the Commission and will clarify or further enhance our disclosures in future filings as noted in response to the following comments.

Form 10-K for the Fiscal Year Ended May 31, 2019

Consolidated Financial Statements

Note B – Service Revenue

Assets Recognized from the Costs to Obtain and Fulfill Contracts, Page 55

1.

We read your response to comment 2. Please also tell us and disclose your accounting policy for incremental costs of obtaining a contract renewal, including whether a commission paid for a renewal is commensurate with a commission paid on the initial contract, any material differences in the incremental costs capitalized for a contract renewal versus the initial contract and the amortization period for incremental costs capitalized upon obtaining a contract renewal. Refer to ASC 340-40-50-2 and Revenue Recognition Transition Resource Group Memo No. 23.

The Company’s incremental costs to obtain a contract include commissions paid upon the initial commencement of a contract with its clients.  The Company’s contracts generally do not contain specified contract periods and may be terminated by either party with 30-days’ notice of termination.  As a result, the Company does not incur incremental costs related to contract renewals. The incremental costs of obtaining a new contract with a client are capitalized if it is expected that the economic benefit and amortization period will be longer than one year. The Company’s assets related to incremental costs to obtain contracts with clients are capitalized and amortized using an accelerated method to closely align with the pattern of client attrition over the estimated life of the client relationship.

The Company will expand disclosures within ‘Note B – Service Revenue’ in future filings, beginning with our next required report under the Exchange Act after the Staff’s comments have been resolved. The revised disclosures will read as follows:

“The Company’s contracts generally do not contain specified contract periods and may be terminated ~~have a term of 30 days as they are cancellable at any time~~ by either party with 30-days’ notice of termination.”

“The Company recognizes an asset for the incremental costs of obtaining a contract with a client if it is expected that the economic benefit and amortization period will be longer than one year. Incremental costs of obtaining a contract include only those costs that are directly related to the acquisition of new contracts and that would not have been incurred if the contract had not been obtained. The Company does not incur incremental costs to obtain a contract renewal. The Company determined that certain sales commissions and bonuses, including related fringe benefits, ~~selling and commission costs~~ meet the capitalization criteria under ASC Subtopic 340-40, “Other Assets and Deferred Costs: Contracts with Customers” (“ASC 340-40”).”

If you have any questions, or require additional information, please do not hesitate to contact Robert Schrader, our Vice President and Controller, at (585) 387-6543.

Sincerely,

/s/ Martin Mucci

Martin Mucci

President and Chief Executive Officer